SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of April, 2013, TD Ameritrade, Inc. acquired control due to ownership of greater than 25% of the Merk Absolute Return Currency Fund's(the "Fund") outstanding shares. TD Ameritrade, Inc. owned 29.5% of the Fund and thus controlled the Fund as of that date.